Form 4 __                                                OMB APPROVAL
      |__| Check this box if no longer           OMB Number : 3235-0287
           subject to Section 16. Form 4         Expires:April 30, 1997
           or Form 5 obligations may             Estimated average burden
           continue. See Instructions 1(b).      hours per response...0.5

      U.S. SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Research Investment Trust
   Katz          Joseph        L (Trustee)
   ------------------------------------
    (Last)       (First)    (Middle)

          9 Mitchell Grant Way
   ------------------------------------
              (Street)

    Bedford         MA       01730
   ------------------------------------
     (City)      (State)     (Zip)

2. Issuer Name and Ticker Or Trading Symbol

   Xerographic Laser Images Corp.

3. IRS or Social Security
    Number of Reporting
    Person (Voluntary)

      ###-##-####
    -------------------
4. Statement for
    Month/Year

     June/1997
    -------------

5. If Amendment, Date of
    Original
    (Month/ Year)

    --------------

6. Relationship of Reporting Person to Issuer
                  (Check all applicable)

           X     Director                        10% Owner
          ---                                ---
                 Officer (give                   Other (specify
          ---     title below)               ---         below)


          ------------------------------------

             Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security     2.Transaction Date      3.Transaction Code    4.Securities Acquired (A) or
   (Instr. 3)             (Month/day/year)        (Instr. 8)            Disposed (D)
                                                  Code      V           (Instr. 3,4,5)
                                                                        Amount  (A) or (D)  Price
  -----------------       ----------------       -----    -----         ------   ---------  ------
  Common Stock


1.Title of Security     5.Amount of Securities  6.Ownership Form:     7.Nature of Indirect
  (Instr. 3)              Owned at End of         Direct (D) or         Beneficial
                          Issuer's Month          Indirect (I)          Ownership
                          (Instr. 3 and 4)        (Instr. 4)            (Instr. 4)
  -----------------       --------------------    ----------------      -------------------------
  Common Stock             14,916                  D

Form 4 (continued)

                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative   2.Conversion of         3.Transaction         4.Transaction Code    5.Number of Derivative
  Security                Exercise Price of       Date                  (Instr. 8)            Securities Acquired (A) or
  (Instr. 3)              Derivative Security     (Month/Day/                                 Disposed (D)
                                                   Year)                 Code      V             (A)           (D)
 --------------------    --------------------    ------------           -------  -------      ---------     ---------
 Options                        $.125               6/3/97                J                        A

 Warrants

1.Title of Derivative   6.Date Exercisable      7.Title and Amount    8.Price of Deri-      9.Number of Derivative
  Security                and Expiration Date     of Underlying         vative Security       Securities Beneficially
  (Instr. 3)              (Month/Day/Year)        Securities            (Instr. 5)            Owned at End of Month
                                                  (Instr. 3 and 4)                            (Instr. 4)
                           Date                            Amount or
                          Exerci-   Expiration             Number of
                           sable      Date        Title    Shares
 --------------------    ---------  ----------    -------  ---------   ----------------      -----------------------
 Options                  6/3/97      6/3/02      Common     30,000                             30,000
                                                  Stock
 Warrants                                                                                      171,505

1.Title of Derivative   10.Ownership Form of     11.Nature of Indirect
  Security                 Derivative Securi-       Beneficial Owner-
  (Instr. 3)               ties Beneficially        ship
                           Owned at End of          (Instr. 4)
                           Month
                           (Instr. 4)
 --------------------    ---------------------    ------------------
 Options                        D

 Warrants                       D

Explanation of Responses:





** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


   /s/Joseph L. Katz                      6/13/97
   --------------------------------      --------
   ** Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficent, see Instructions 6 for procedure.